

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 24, 2017

P. Kevin Trautner
Executive Vice President, General Counsel and Secretary
NCS Multistage Holdings, Inc.
19450 State Highway 249, Suite 200
Houston, TX 77070

>   **Re: NCS Multistage Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 9, 2017**
>   **File No. 333-216580**

Dear Mr. Trautner:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2017 letter.

General

1.   Please amend your filing to provide the information which may not be omitted pursuant to Rule 430A of the Securities Act. We note, as examples, your disclosure under the Management, the 2017 Equity Incentive Plan, the Principal and Selling Stockholders and the Description of Capital Stock sections.

Risk Factors, page 17

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses … page 37

2.   The disclosure currently notes that there were material weaknesses in your internal control over financial reporting as of December 31, 2015. Please update this disclosure to address whether similar material weaknesses were identified in connection with the audit of your financial statements for the year ended December 31, 2016.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me at (202) 551-3642 with any other questions.

                                                Sincerely,

                                                /s/ Loan Lauren P. Nguyen

                                                Loan Lauren P. Nguyen
                                                Legal Branch Chief
                                                Office of Natural Resources